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                                                                EXHIBIT 99(a)(3)

IXC                                                                 NEWS RELEASE

                 IXC COMMUNICATIONS, INC. SUCCESSFULLY COMPLETES
                   EXCHANGE OFFER FOR SERIES 3 PREFERRED STOCK


         Austin, Texas, November 6, 1997 -- IXC Communications, Inc. announced today the consummation of its offer (the "Exchange Offer") to exchange shares of its Common Stock for all outstanding shares of its 10% Junior Series 3 Cumulative Redeemable Preferred Stock ("Series 3 Preferred Stock") which expired by its terms at 5:00 p.m., Austin, Texas time, on October 31, 1997 (the "Expiration Date").

         Each holder that tendered shares of Series 3 Preferred Stock will receive approximately 49.85 shares of Common Stock for each share of Series 3 Preferred Stock tendered prior to the Expiration Date. The number of shares of Common Stock issued for each share of Series 3 Preferred Stock was calculated by dividing the aggregate per share liquidation preference of, and the accrued and unpaid dividends on, one share of Series 3 Preferred Stock as of October 31, 1997 by $33.00 (the last reported sale price of the Company's Common Stock on the Nasdaq National Market on October 31, 1997). The aggregate liquidation preference and accrued and unpaid dividends on the Series 3 Preferred Stock at October 31, 1997, was approximately $20.6 million ($1,645 per share for the 12,550 shares outstanding).

         Over 95% of the shares of Series 3 Preferred Stock were tendered prior to the expiration of the Exchange Offer.

         Austin, Texas-based IXC Communications, Inc. is one of the United States' largest suppliers of voice, data and multimedia transmission services. The Company owns and operates one of the newest nationwide digital networks and makes network capacity available to local telephone companies, national and regional long-distance carriers, cable and utility companies, and Internet Service Providers. IXC offerings include private line, broadband, and switched and dedicated inbound and outbound calling products, and calling card and debit card services. IXC is a publicly traded company listed on NASDAQ under the symbol IIXC. IXC's Web site is located at www.ixc-comm.net.


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    Investor Contact:                        Media Contact:
    -----------------                        --------------
    James F. Guthrie                         Meri Braziel
    Executive Vice President                 Senior Vice President of Marketing
    IXC Communications, Inc.                 IXC Communications, Inc.
    (512) 427-3731                           (512) 433-3535
    jguthrie@ixc.comm.net                    mbraziel@ixc.comm.net